CERTIFICATE OF AMENDMENT

TO THE BYLAWS OF

MAXIM INTEGRATED PRODUCTS, INC.

I, Mark J. Casper, Secretary of Maxim Integrated Products, Inc., a Delaware corporation (the "Company"), hereby certify that Article IV, Section 15 of the Bylaws of the Company was amended by resolution of the Company's Board of Directors adopted by Unanimous Written Consent without a meeting effective August 5, 2008, to read in its entirety as follows:

"Article IV

Directors

Section 15 Number and Term of Office.

The number of Directors that shall constitute the whole of the Board of Directors shall be seven (7). The number of authorized Directors may be modified from time to time by amendment of this Bylaw in accordance with the provisions of Section 43 hereof. Except as provided in Section 17, the Directors shall be elected by the stockholders at their annual meeting in each year and shall hold office until the next annual meeting and until their successors shall be duly elected and qualified, or until their death, resignation or removal. Directors need not be stockholders unless so required by the Certificate of Incorporation."

Executed effective as of August 5, 2008.

/s/ Mark J. Casper
Mark J. Casper
Secretary